September 24, 2024

Kim M. Barker
Executive Vice President and Chief Legal Officer
Bally's Corporation
100 Westminster Street
Providence, RI 02903

       Re: Bally's Corporation
           Schedule 13E-3 filed August 28, 2024
           File No. 005-90968
           Preliminary Proxy Statement filed August 28, 2024
           File No. 001-38850
Dear Kim M. Barker:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and PREM14A, each filed August 28, 2024
General

1. Please add Mr. Hayden as a filing person on the Schedule 13E-3 and provide requisite disclosure accordingly.
2. We note the following statement at the bottom of page 3 of the Schedule 13E-3: "No
       Filing Person, including the Company, is responsible for the accuracy of any information
       supplied by any other Filing Person.    This statement is inconsistent
with the disclosures in
       the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer for the entire filing except for the portions of the disclosure specifically provided by each filing person. Please revise.
3.     Please mark the form of proxy card as preliminary. See Rule 14a-6(e).
4. On the proxy card, to avoid potential shareholder confusion, please delete the "To
 September 24, 2024
Page 2

       consider and vote on the proposal" phrase at the beginning of each proposal.
Unaudited Prospective Financial Information, page 90

5. Please include in this section full sets of the Initial Projections and Updated Projections.
Fees and Expenses, page 106

6.     Please fill in the blanks in this section.
Unaudited Pro Forma Condensed Combined Financial Statements, page 159

7. We note the following disclosure on page 159: "The Parent and the Company cannot predict how many of the eligible Company Stockholders will exercise the Rolling Share
       Election. Therefore, the unaudited pro forma condensed combined financial information has been prepared using the assumption that no Company Stockholder has made a Rolling
       Share Election other than those who have executed the Support Agreements to date." With a view toward revised disclosure, please explain why you have assumed that no additional
       Company Stockholders will make the Rolling Share Election. In addition, please provide a cross-reference here to the sensitivity analysis that appears on page 171.
Description and Comparison of Rights of Bally's Stock Before and After the
Merger
Transactions, page 180

8. To make the comparison table easier for shareholders to understand, please avoid repeating entries that are identical or nearly identical. Rather, if particular shareholder rights remain the same after the merger transactions, simply state, "Same," or something similar.
Prior Public Offerings, page 232

9. We note the reference in this section to "except as described below." However, it does not appear that any exceptions are described. Please revise, or advise.
Pro Forma Security Ownership of Certain Beneficial Owners and Management, page
268

10. Please present a "Scenario 3" demonstrating a full share rollover, or advise as to why one has not been included.
Stockholder Proposals and Nominations, page 283

11. For clarity, in the first paragraph on page 283, please specify that the proxy statement delivery date for your previous annual meeting was April 5, 2024.
12.    We note the following sentence in the final paragraph on page 283:
"Accordingly, any
       stockholder proposals in support of director nominees other than our nominees must be received in writing by us at our principal executive offices no later than March 17, 2025."
       Please revise your disclosure to avoid the implication that the Rule 14a-19 notice deadline supersedes the director nomination window under the bylaws, which window is properly disclosed in the second paragraph on page 283. For additional guidance, see Question
       139.03 of the Division of Corporation Finance's "Proxy Rules and Schedules 14A/14C"
       Compliance and Disclosure Interpretations.
 September 24, 2024
Page 3

Annex D, page D-1

13. The Support Agreements included in Annex D each include the following note: "Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ('[*****]') because the identified confidential portions (i) are not material and (ii)
       would be competitively harmful if publicly disclosed." However, no redactions are actually indicated. Please advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
and Acquisitions